UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Strong top-line increase from organic growth and M&A integration

Net Revenues up 50% YoY with Adjusted Gross Margin expanding 500bps to 38% in Q2

Numbers are within the full-year guidance range

New reporting breakdown by SaaS and CPaaS to increase transparency and simplify understanding

São Paulo, August 15, 2022 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America, empowering companies to transform their existing communications with end customers along their life cycle, today reported its second quarter of 2022 operational and financial metrics.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “A couple of weeks ago, we held an Investor Day on Nasdaq where we shared our long-term strategy and how we envision the future of Customer Experience (CX). We believe that since the rise of civilization and modern society, we’ve been building organizations based on processes designed for scale and efficiency. This was a great achievement of the industrial revolution. The world is in process of transformation, and value creation has shifted from production efficiency to customer efficiency. Humans are not designed to interact with bureaucratic organizations. We are designed to interact with other human beings. Ultimately, people should be able to talk to companies as if they were also humans. That’s why Zenvia is shaping a new world of experiences.”

Shay Chor, CFO & IRO of ZENVIA, said: “Starting Q2 2022, and similar to the approach of our Investor Day, we will break down revenues, gross profit and margin by SaaS and CPaaS, our two main business lines. This breakdown will allow for a deeper glimpse into our business and is more aligned with how we understand and manage our company, especially following the organizational restructuring announced last June. It also demonstrates that we are effectively a SaaS company as over half of our gross margin already comes from the software business. As we finished up the first half of 2022, Zenvia is smarter and more robust than ever. Our top-line and gross margin results attest that we are on the right path to creating value. Our client base grew 37%, bringing revenues up 50%, while our adjusted gross profit rose 73% and the gross margin jumped 500bps. We just started cross-selling our solutions and tools to a growing client base. R&D expenses also grew to represent about 12% of revenues. We expect these expenses to remain at this level for the next couple of years, following the launch of new products that will significantly leverage our growth and market positioning. And, despite the current uncertain environment and the challenges involving tech companies, we are reaffirming our guidance for the year.”

Key Financial Metrics	Q2 2022	Q2 2021	YoY	H1 2022	H1 2021	YoY
Total Customers	14,740	10,773	36.8%	14,740	10,773	36.8%
Net Revenues (BRL MM)	203.9	135.7	50.3%	401.5	258.3	55.4%
Adjusted Gross Profit (BRL MM)	77.0	44.6	72.6%	143.8	78.0	84.3%
Adjusted Gross Margin	37.8%	32.9%	5.0p.p.	35.8%	30.2%	5.6p.p.

Key operating highlights

●	We unified our portfolio: Zenvia Attraction, Zenvia Conversion, Zenvia Service and Zenvia Success, unified on our Quantum platform to break down all CX barriers and unlock the true potential for end customers
●	We closed the Movidesk acquisition on May 2nd, 2022, adding 2,500 customers, with an Annual Recurring Revenue (ARR) of BRL 46 million. We expect to fully integrate Movidesk in a twelve-month period ending May 2023.
●	Integration of D1 and SenseData is moving as expected, with cross-selling solutions being already delivered to some of our customers. We expect to fully integrate these businesses by the end of 2022.
●	Last June, we announced a tactical reorganization of our business structure, with fully-dedicated teams to focus on strengthening its three existing business lines - SaaS, CPaaS, and Consulting – thus allowing for more autonomy when it comes to revenue generation activities.

Our Business Lines

To better reflect the current stage of our business and align with the recent reorganization of our corporate structure, starting this quarter we will report a revenue breakdown by SaaS and CPaaS, instead of SMS and Beyond SMS. We believe this change will allow all stakeholders to better understand our business and growth levers.

According to IDC, the total addressable market (TAM) in Latin America for SaaS will be $5.4 billion in 2026, growing from $3.2 billion in 2021, while the CPaaS will grow from $0.9 billion in 2021 to $3.6 billion in 2026. Both markets will sum up to $9.0 billion in 2026, from $4.0 billion in 2021.

SaaS Business

The SaaS business line carries higher gross margins and is the business from where most of our growth will come in the future. During the IPO, we practically only had Zenvia Conversion and communication channels as part of our offering. Twelve months later, Zenvia is talking directly with the marketing and sales departments, acting along the entire customer experience journey. More than half of our margin already comes from our solutions, when nearly three years ago this percentage was zero.

SaaS Key Operational & Financial Metrics	Q2 2022	H1 2022
Total Customers	6,593	6,593
Net Revenues (BRL MM)	64.5	116.4
Adjusted Gross Margin	68.5%	66.5%
Net Revenue Expansion (NRE)	120%	120%

According to IDC, Zenvia was already among Latin America’s top 10 SaaS players by the end of 2021, with 2.2% of market share. This means we have already changed the customer experience of over 40 million people in LatAm with our SaaS solutions, compared to a total population of 925 million in the region, which means that we can still change the experience of 95% of them.

The Latin American SaaS market is expected to reach US$5.4 billion in value by 2026, with a market size of $2.2 billion, and a CAGR of 12.0% and 19.3%, respectively. Our SaaS revenues have been growing faster than the market as we gain market share. Our products are designed to solve the pains of LatAm businesses, from price point to suitability, giving us a competitive advantage. Our offering competes with global suites that are not tropicalized for local needs and are usually charged in US dollars. Furthermore, our offering off-the shelf promotes an easy adoption and a short sales cycle.

Our SaaS Portfolio

Since our IPO a year ago, Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of customers’ journey, starting with the first interaction with the brand and all the way to a continuous relationship with the company.

Solution	Former	Focus
	Zenvia Campaign	Active end-customer acquisition campaigns
	Sirena	Converting leads into sales using multiple communication channels
	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a really simple way in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experiences in various ways. Our main tools are APIs, Bots, Natural-language understanding (NLU) and Docs. The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

CPaaS Business

CPaaS Key Operational & Financial Metrics	Q2 2022	H1 2022
Total Customers	8,647	8,647
Net Revenues (BRL MM)	139.4	285.1
Adjusted Gross Margin	22.9%	22.9%

The population in Latin America is highly connected and a heavy user of social media and social networks. This leads companies to centralize the communication with end customers through these digital channels, mainly WhatsApp and Instagram, which are the most popular and widely used. Even though SMS is still currently responsible for most of the CPaaS volume in the region, WhatsApp and Instagram are growing at a much faster pace.

To reach the population through multiple channels, companies need to

  Use communications application programming interfaces (APIs), to enhance customer engagement, notifications, service management, marketing automation and business intelligence applications
  Apply real-time communications solutions that are easy to create and scalable.
  Simplify the process of embedding programmable voice and messaging applications, creating cost-effective and agile enterprise cloud applications

According to IDC, Zenvia was the top CPaaS player in Latin America by the end of 2021, with 13% of market share. The CPaaS Latin American market is expected to multiply by roughly 3x, reaching $3.1 billion in size and $3.5 billion in TAM by 2026. It means that although the addressable market is expected to continue growing at an accelerated pace, white space is limited. We expect to maintain our leadership position.

Source: IDC Custom Analytics for Zenvia	Source: IDC Custom Analytics for Zenvia

Financial Results

Consolidated Revenue

Consolidated Revenue in Q2 2022 totaled BRL 203.9 million, up 50.3% YoY, reflecting solid organic growth and M&A gains.

During H1 2022, consolidated revenues amounted to R$401.5 million, up 55.4% YoY, and an organic growth rate of 28.2%. This reflects a higher number of active customers (+37% YoY) and strong growth of our SaaS business. The H1 2022 results fully consolidate D1 and SenseData acquisitions and consider only two months of Movidesk, which jointly contributed with BRL 70.4 million to our consolidated net revenues.

Profitability

Adjusted Gross Profit increased 72.7% in the quarter to BRL 77.0 million, reflecting the strong revenue growth and improved mix, while Adjusted Gross Margin expanded 500bps to 37.8%. Sequentially, Adjusted Gross Margin was up 400bps due to the better mix of SaaS services and the two-month contribution of Movidesk’s acquisition.

For H1 2022, Adjusted Gross Profit rose 84.3% to BRL 143.8 million, while Adjusted Gross Margin expanded 570bps to 35.8%.

Non-GAAP Adjusted EBITDA in the first six months of the year was negative BRL 22.7 million, including higher R&D expenses and the earn-out expenses related to the acquisitions of SenseData and Sirena. Excluding these expenses, our Normalized EBITDA in H1 2022 was negative BRL 9.0 million.

Reiterating Guidance

FY 2022 Guidance
Revenue (millions)(1)	BRL $875 - $925
Y/Y Growth	43% - 51%
Organic Y/Y Growth(2)	32% - 34%
CPaaS Revenue	BRL $600 - $620
SaaS Revenue	BRL $275 - $305
Adjusted Gross Margin	35.0% - 36.0%
Y/Y Expansion	2.7p.p. - 3.7p.p.
CPaaS Adj Gross Profit	~22%
SaaS Adj Gross Profit	~65%

Conference Call

The Company will host a webcast on August 16, 2022, at 10:00 am EDT to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Click here to see our full Investor Day Video Presentation or go to our investor relations website, in the events section, at the following link: https://investors.zenvia.com/news-events/company-events/

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq under the ticker ZENV.

Forward-Looking Statements

The preliminary second quarter operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SELECTED FINANCIAL DATA

	Q2 2022			H1 2022
	2022	2021	Variation	2022	2021	Variation
	(non-audited)	(non-audited)		(non-audited)	(non-audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	203,897	135,652	50.3%	401,478	258,345	55.4%
Cost of services	-137,849	-94,186	46.4%	-276,006	-186,586	47.9%
Gross profit	66,048	41,466	59.3%	125,472	71,759	74.9%
Selling and marketing expenses	-30,771	-22,822	34.8%	-56,190	-38,200	47.1%
Administrative expenses	-39,607	-14,467	173.8%	-74,340	-47,189	57.5%
Research and development expenses	-15,883	-6,000	164.7%	-29,193	-11,009	165.2%
Allowance for credit losses	-1,957	-1,656	18.2%	-3,997	-3,246	23.1%
Other income and expenses, net	-11,826	-289	n.m.	-19,984	-181	n.m.
Operating profit	-33,996	-3,768	802.2%	-58,232	-28,066	107.5%
Finance costs	-17,860	-9,310	91.8%	-31,478	-26,969	16.7%
Finance income	9,650	15,739	-38.7%	21,550	18,665	15.5%
Net finance costs	-8,210	6,429	-227.7%	-9,928	-8,304	19.6%
Loss before income tax and social contribution	-42,206	2,661	n.m.	-68,160	-36,370	87.4%
Deferred income tax and social contribution	10,936	-969	-1228.6%	15,885	9,657	64.5%
Current income tax and social contribution	-703	-562	25.1%	-723	-632	14.4%
Loss for the period	-31,973	1,130	n.m.	-52,998	-27,345	93.8%

	Q2		H1
	2022 (non-audited)	2021 (non-audited)	2022 (non-audited)	2021 (non-audited)
	(in thousands of R$)
Net cash from (used in) operating activities	29,843	18,225	13,422	-25,539
Net cash used in investing activities	-311,519	-22,763	-319,423	-27,414
Net cash from (used in) financing activities	959	-15,742	-135,207	68,031
Exchange rate change on cash and cash equivalents	9,279	937	-20,864	1,412
Net (decrease) increase in cash and cash equivalents	-271,438	-19,343	-462,072	16,490

(in thousands of R$)	June 30, 2021 (non-audited)	December 31, 2021 (audited)	June 30, 2022 (non-audited)
Assets
Current assets	216,850	766,059	309,142
Cash and cash equivalents	76,469	582,231	120,159
Trade and other receivables	99,798	142,407	150,792
Tax assets	8,602	15,936	25,840
Derivative and Financial instruments	-	74	-
Prepayments	8,774	20,918	4,645
Other assets	2,207	4,493	7,706
Advances to Acquisitions	21,000	-	-

Non-current assets	287,172	1,077,790	1,581,499
Tax assets	138	112	170
Prepayments	2,224	2,271	3,097
Interest earning bank deposits	-	7,005	7,509
Property, plant and equipment	11,621	15,732	21,733
Intangible assets and goodwill	273,189	1,050,357	1,532,490
Deferred Tax Assets	-	2,276	16,415
Other Assets	-	37	85

Total assets	504,022	1,843,849	1,890,641

(in thousands of R$)	June 30, 2021 (non-audited)	December 31, 2021 (audited)	June 30, 2022 (non-audited)
Liabilities
Current liabilities	242,527	429,883	418,165
Loans and borrowings	43,521	64,415	68,906
Trade and other payables	102,945	144,424	182,319
Liabilities from acquisitions	68,281	176,069	100,791
Tax liabilities	8,972	15,736	15,307
Employee benefits	16,863	21,926	34,426
Lease liabilities	1,118	2,220	2,203
Deferred revenue	-	4,582	13,756
Taxes to be paid in installments	-	511	457
Derivative and Financial Instruments	827	-	-

Non-current liabilities	171,466	210,764	325,675
Liabilities from acquisitions	27,917	60,220	191,199
Trade and other payables	1,990	936	715
Loans and borrowings	125,706	143,723	129,132
Lease liabilities	1,125	2,038	3,662
Provisions for tax, labor and civil risks	1,590	1,369	419
Deferred tax liabilities	13,138	1,756	-
Taxes to be paid in installments	-	722	548

Equity	90,029	1,203,202	1,146,801
Capital	6	957,523	957,524
Reserves	87,760	226,599	258,149
Translation reserve	520	34,638	-
Accumulated losses	1,743	(15,558)	(68,540)
Non-controlling interests	-	-	(331)
Total equity and liabilities	504,022	1,843,849	1,890,641

	Q2		H1
	2022 (non-audited)	2021 (non-audited)	2022 (non-audited)	2021 (non-audited)
	(in thousands of R$)
Gross profit	66,048	41,466	125,472	71,759
(+) Amortization of intangible assets acquired from business combinations	10,969	3,142	18,377	6,284
Non-GAAP Gross Profit	77,017	44,608	143,849	78,043
Revenue	203,897	135,652	401,478	258,345
Gross margin	32.4%	30.6%	31.3%	27.8%
Non-GAAP Gross Margin	37.8%	32.9%	35.8%	30.2%

	Q2		H1
	2022 (non-audited)	2021 (non-audited)	2022 (non-audited)	2021 (non-audited)
	(in thousands of R$)
EBITDA	-22,660	4,540	-24,743	-11,766
(+) Expenses related to IPO grants	1,394	-5,044	2,035	1,951
Adjusted EBITDA	-21,266	-504	-22,708	-9,815

	Interest (% p.a.)	June 30, 2022	December 31, 2021	June 30, 2021
(in thousands of R$)
Working capital	From CDI +2.40% to CDI + 5.46% and Fixed Between 8.60% and 12.95%	153,038	163,138	169,227
Debentures	18.16%	45,000	45,000	—
Total		198,038	208,138	169,227

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer